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Mark A. von Bergen (503) 243-5874 mark.vonbergen@hklaw.com

June 17, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Christian Windsor, Special Counsel

Re:	Paulson Capital (Delaware) Corp. Preliminary Proxy Statement on Schedule 14A Filed May 9, 2014 File No. 0-18188

Dear Mr. Windsor:

On behalf of Paulson Capital (Delaware) Corp. (the “Company”), we hereby respond to the Staff's comment letter, dated May 16, 2014. The Company’s response to each comment is set forth below, in the order in which the comments were made in the Staff’s letter. We have filed an amendment to the Preliminary Proxy Statement on Schedule 14A (the “Amendment”) concurrently with this letter, as amended in response to the Staff’s comments. We are separately providing to you a redlined copy of the Amendment to aid in expediting your review. Capitalized terms used but not defined in this letter shall have the meaning for such terms as set forth in the Amendment.

General

1.

Please provide us with an analysis as to the potential application of Exchange Act Rule 13e-3 to the proposed merger with VBI, given that it appears that the transaction may have a reasonable likelihood of causing Paulson’s common stock, which is registered pursuant to Exchange Act Section 12(b), to become eligible for termination of registration or suspension of reporting under the Exchange Act. In your response, please address the following considerations:

●

Tell us whether the merger could cause Paulson’s common stock to become eligible for termination of registration or suspension of reporting under the Exchange Act. Also address whether the merger is the first step in a series of transactions which together have a reasonable likelihood of producing, directly or indirectly, one or more of the effects described in Rule 13e-3(a)(3)(ii).

For the response to this comment, please refer to our letter to the Staff dated May 29, 2014.

Atlanta | Boston | Chicago | Dallas | Fort Lauderdale | Jacksonville | Lakeland | Los Angeles | Miami | New York | Northern Virginia |

Orlando | Portland | San Francisco | Tallahassee | Tampa | Washington, D.C. | West Palm Beach

U.S. Securities and Exchange Commission

June 17, 2014

●	Tell us whether any of the VBI selling shareholders are affiliates of Paulson. See Rule 13e-3(a)(1).

For the response to this comment, please refer to our letter to the Staff dated May 29, 2014.

●

Tell us whether either of the July 2013 Investors are affiliates of Paulson. If so, it appears that they are indirectly engaged in the transaction insofar as they agreed to loan funds to VBI in exchange for bridge notes convertible into shares of the surviving company.

For the response to this comment, please refer to our letter to the Staff dated May 29, 2014.

●

Tell us how Mr. Davis’ equity interest in and position with Paulson will change as a result of the merger. Similarly, tell us how Mr. Timmons’ equity interest in and position with Paulson will change as a result of the merger. For guidance, refer to Sections 201.01 and 201.05 of the Division’s Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available on our website.

For the response to this comment, please refer to our letter to the Staff dated May 29, 2014.

2.

Please tell us what consideration you gave to the application of Exchange Act Rule 13e-3 to the proposed reverse stock split, given that fractional interests will be cashed out. Notwithstanding your stated intent that the Paulson common stock remain subject to the Exchange Act reporting requirements and listed on the NASDAQ Capital Market, it appears that the reverse stock split may have a reasonable likelihood of producing one or more of the effects described in Rule 13e-3(a)(3)(ii).

Please see the Company’s response to the questions raised by the Staff under Comment No. 1 above. The Company considered the application of Exchange Act Rule 13e-3 to the proposed reverse stock split but, as noted in the response to Comment No. 1 and for the reasons stated therein, the Company does not believe the reverse stock split has a reasonable likelihood of producing one or both of the effects described in Rule 13e-3(a)(3)(ii).

3.

Please refer to our separate letter dated May 15, 2014 concerning your Form 10-K for the fiscal year ended December 31, 2013 and make corresponding revisions to your proxy statement disclosure as applicable.

In response to the Staff’s comments concerning the Form 10-K, the Company has revised the following sections of the Amendment to incorporate the changes to be made to the Form 10-K: “Summary - Reasons for the Merger and Recommendation of the Paulson Board” on page 3; “The Merger - Reasons for the Merger” on page 46; the earnings per share presentation in the Unaudited Pro Forma Condensed and Combined Statement of Operations on pages 83 and 84; and the earnings per share presentation in the Paulson Capital Corp. and Subsidiaries Consolidated Statement of Operations included in the financial statements attached as Annex E to the Amendment, and Notes 1 and 12 to such financial statements.

U.S. Securities and Exchange Commission

June 17, 2014

4.	Please revise your filing to include your form of proxy. See Exchange Act Rule 14a-6(a), which requires you to file both the proxy statement and the form of proxy in preliminary form.

The form of proxy has been included in the Amendment.

Questions and Answers about the Special Meeting and the Merger, page 14

Other Matters, page 21

5.

We note your statement on page 21 that if the Paulson Board properly presents any matter other than the proposals described in this proxy statement, “[a] proxy in the accompanying form or properly submitted by telephone or over the Internet will give authority to [your designees] to vote on such matters at their respective discretion….” Exchange Act Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please revise to clarify.

In response to the Staff’s comment, the Company has deleted the section entitled “Other Matters” that previously appeared on page 21. The proxy card included with the Amendment does not grant discretionary authority to vote on matters not described in the proxy statement.

Security Ownership of Certain Beneficial Owners and Management, page 35

6.	Please also disclose your anticipated capitalization after giving effect to the proposals for which you are soliciting shareholder approval.

In response to the Staff’s comment, the Company has revised page 36 of the Amendment to include a new beneficial ownership table with the anticipated security ownership information immediately after consummation of the proposed merger with VBI.

Proposal 1 – The Merger Proposal, page 48

7.	Please tell us which exemption from registration under the Securities Act of 1933 you are relying on in order to complete the share exchange with VBI.

The share exchange will be conducted in reliance of exemptions from registration contained in Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D under the Securities Act, and Regulation S under the Securities Act.

Proposal 2 – The Non Public Offering Proposal, page 61

8.	Where you disclose on page 62 that the shares will be sold for $0.429 per share, please also disclose the percentage discount that this price represents to the current trading price of Paulson shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Amendment to note the percentage discount that $0.429 per share of Paulson Common Stock represents to the current trading price Paulson Common Stock.

U.S. Securities and Exchange Commission

June 17, 2014

Proposal 3 – The Placement Agent Fee Proposal, page 62

9.

We note your disclosure that the 1,708,657 shares of common stock to be issued to Palladium will represent “1.27% of the outstanding Paulson Common Stock on a fully diluted basis immediately after the effective time.” Please disclose the corresponding percentages for Middlebury and Evolution.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Amendment to reflect the post-merger fully diluted percentage ownership interest represented by the shares of Paulson Common Stock to be issued to Middlebury and Evolution.

Proposal 4 – The Consulting Arrangement Fee Proposal, page 63

10.	Please disclose the corresponding equity percentage that the proposed issuance of 5,342,510 shares to Bezalel represents.

In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Amendment to reflect the post-merger fully diluted percentage ownership interest represented by the shares of Paulson Common Stock to be issued to Bezalel.

Proposal 9 – The Reverse Split Proposal, page 73

Effect of the Reverse Split on Holders of Outstanding Common Stock, page 74

11.

In addition to providing us with your analysis of the applicability of Exchange Act Rule 13e-3 in connection with comment 2 above, please disclose in this section the impact of the reverse stock split on the number of your record holders.

In response to the Staff’s comment, the Company has revised the disclosure in the third paragraph under “Effect of the Reverse Split on Holders of Outstanding Common Stock” on page 77 of the Amendment to indicate that the Company does not expect the reverse stock split to materially impact the number of record holders of Paulson Common Stock, as further described in the analysis set forth in our response to Comment 1 above.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

U.S. Securities and Exchange Commission

June 17, 2014

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this letter or the Amendment to me at (503) 243-5874 or to Michael Taylor at (503) 517-2920.

Very truly yours, HOLLAND & KNIGHT LLP /s/ Mark A. von Bergen Mark A. von Bergen

Cc: Trent Davis